Exhibit 99.2

FOR IMMEDIATE RELEASE	August 2, 2011

Micromem Technologies Inc. Provides an Update

Toronto, New York, August 2, 2011: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MASTInc.), announced today it has achieved a critical milestone pursuant to the contract announced on March 4, 2011 with an international oil company. The milestone required the Company to be able to detect a nanoparticle at 1 ppb in a controlled environment using the Company’s process which includes the integration of its patented Hall sensor with fluorescent resonance energy transfer. Device results were successfully presented to the client and the project remains on schedule.

The Company continues to work towards the next milestone which is the delivery of a fully functioning prototype for full field-testing.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM
Shares issued: 106,454,556
SEC File No: 0-26005
Investor Contact:
Jason Baun, Chief Information Officer, Tel. 416-364-2023